UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

(Commission File No. 1-14728)

Lan Airlines S.A.

(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901

Renca,

Santiago, Chile

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X           Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes __              No X

FOR IMMEDIATE RELEASE

LAN AIRLINES REPORTS NET INCOME OF US$93.6 MILLION FOR 4Q06 AND US$241.3 MILLION FOR FULL YEAR 2006

Santiago, Chile, February 14, 2007 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the fourth quarter and full year ended December 31, 2006. “LAN” or “the Company” makes reference to the consolidated entity, which includes several passenger and cargo airlines in Latin America. All figures were prepared in accordance with generally accepted accounting principles in Chile and are expressed in U.S Dollars.

HIGHLIGHTS
  LAN reported net income of US$93.6 million for the fourth quarter of 2006 (4Q06), compared to net income of US$49.9 million in 4Q05. Net income for full year 2006 reached US$241.3 million as compared to US$146.6 million for full year 2005. Excluding extraordinary items, net income for FY2006 reached US$213.0 million.
  The Company reported operating income of US$138.0 million for the fourth quarter 2006 compared to US$59.2 million for 4Q05, increasing its operating margin by 7.8 percentage points to 16.2%. This was a result of an increase of 20.8% in revenue, which outpaced a 10.6% increase in operating costs. Operating costs were positively impacted this quarter by decreases in the price of jet fuel, which resulted in lower fuel costs of US$26.8 million.
  Total revenues for 4Q06 reached US$853.5 million compared to US$706.3 million in 4Q05, due to a 26.1% increase in passenger revenues and a 16.5% rise in cargo revenues. Passenger and cargo revenues accounted for 60% and 35% of total revenues, respectively in 4Q06. This growth can be attributed largely to the Company’s long haul operations and to the consolidation of operations of Lan Argentina.
  During the quarter, LAN continued the expansion of its fleet, incorporating one new Boeing 767-300F freighter and one new Boeing 767-300ER passenger aircraft. This is the seventh of LAN’s long haul passenger aircraft to feature the new Premium Business and Economy classes.
  LAN Argentina continued the expansion of its international operations with the launch, on December 5, 2006, of a new international destination: Sao Paulo. The airline currently offers 13 weekly frequencies between Buenos Aires and Sao Paulo in addition to service to Miami, Santiago and Punta Cana, Dominican Republic.
  During 4Q06, LAN implemented pilot programs to test its new business model for short-haul operations in three domestic destinations in Chile. These tests have shown very positive results. LAN’s new business model for short haul operations seeks to increase efficiency in domestic and regional operations, and is expected to be fully implemented during 2007.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

  On January 31, 2007, LAN announced that it has provided US$17.1 million in financing to Brazilian company VRG LINHAS AEREAS S.A. (“New Varig”). This may be converted into shares of New Varig. If LAN were to exercise its option to convert the loans into stock, the Company would then have a minority stake in New Varig.
  In December 2006, LAN’s Business Class was selected as having the best service to South America by the Readers Choice Awards of Business Traveler magazine. During 2006 LAN was also chosen Best Airline in Central/South America by Global Traveler, one of the leading business publications for international executive travelers.
Management Comments on 4Q06 Results

LAN reported net income of $93.6 million for the fourth quarter of 2006. This result reflects a strong operating performance, with significant margin improvements resulting mainly from higher revenues per ATK in both the passenger and cargo businesses as well as from lower fuel costs, in each case as compared to the fourth quarter of 2005. While total revenues increased 20.8% during the quarter, operating margin improved 7.8 points to 16.2% . This represents a major accomplishment for the Company as revenue growth surpassed the 14.9% expansion in operations, as measured in system ATKs. The Company also benefited from an estimated US$26.8 million in lower fuel costs as a result of decreases in the price of jet fuel, partly offset by lower fuel surcharges and a small hedging loss.

Passenger revenues grew 26.1% due mainly to a 19.8% expansion in capacity as well as a 5.3% improvement in revenues per ASK. The latter resulted from a 1.4% improvement in yield and a 2.9 point increase in load-factors during the quarter. During the fourth quarter, the Company managed capacity to respond to demand growth and market opportunities. As a consequence, capacity increased on the majority of LAN’s routes, especially those to the United States, Europe, and the South Pacific as well as within South America. Capacity decreased on segments to the Caribbean. Capacity also increased in all of the company’s domestic markets, namely Chile, Peru and Argentina. During the quarter, higher yields as a result of nominal fare increases and better revenue management were offset by lower fuel surcharges resulting from lower WTI prices as compared to 4Q05.

Cargo revenues rose 16.5% as capacity rose 7.4% and unit cargo revenues increased 8.5% . Higher revenues per ATK resulted mainly from an 8.9% improvement in yields, partly offset by a 0.3 point decrease in load factors. The cargo business continues to experience an imbalance caused by weak exports and strong imports into Latin America. In response to these conditions, LAN has adjusted its aircraft rotations in order to support northbound flights with stop-overs in various export markets. Additionally, the Company is reducing its ACMI leases of dedicated freighters and increasing the usage of its own fleet of Boeing 767 freighters, leveraging the aircraft’s low operating costs and their ability to adequately serve key destinations. Yields rose due to careful route selection and fare increases, mainly on southbound routes.

Operating expenses rose 10.6% compared to fourth quarter of 2005 as capacity increased 14.9% . This led to a 2.0% decrease in total cost per ATK (which include net financial expenses). Excluding the impact of lower fuel prices, which generated US$26.8 million in lower fuel costs for the quarter, unit costs rose 3.7% . Ex-fuel, unit costs rose due to increases in wages and benefits, higher commercial costs related to the higher yields obtained in the quarter, higher airport fees, and higher fleet related expenses as a result of a larger fleet. These factors were partially offset by lower maintenance costs attributable to a more modern fleet.

The Company recorded a US$24.3 million non-operating loss in the fourth quarter of 2006 compared to a US$1.0 million loss in 4Q05. This was mainly the result of higher interest expenses due to higher debt related to fleet financing, as well as a decrease in fuel hedging gains (US$4.3 million gain in 4Q05 as compared to a US$1.0 million loss in 4Q06) and an US$8.1 million provision related to the phase-out of the Boeing 737-200 fleet to occur during 2007. LAN has hedged approximately 36%, 27%, 28% and 29% of its fuel requirements for 1Q07, 2Q07, 3Q07 and 4Q07, respectively.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financing structure. At the end of the quarter LAN had US$281 million in cash, cash equivalents and committed credit lines. Additionally, the Company’s long-term debt only finances aircraft, has 12 to 18-year repayment profiles and features competitive interest rates.

In October 2006, LAN received one new Boeing 767-300F freighter to be incorporated into its dedicated cargo fleet. For its passenger operations, LAN incorporated one new Boeing 767-300ER into its long-haul fleet in November 2006, the fourth such delivery in 2006. This aircraft features LAN’s recently-launched Premium Business Class and upgraded Economy Class.

Consistent positive results and a solid balance sheet have enabled LAN to continue advancing on a number of long-term initiatives. These plans, which encompass all levels and business units, are aimed at improving LAN’s long-term strategic position by enabling the Company to address opportunities, strengthen its market position and raise competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (in US$ millons)
	4Q06	4Q05	%Chg	FY06	FY05	%Chg

Revenues	853.5	706.3	20.8%	3,034.0	2,506.4	21.1%
Operating Expenses	715.5	647.1	10.6%	2731.3	2364.7	15.5%

Operating Income	138.0	59.2	132.9%	302.6	141.6	113.7%
Depreciation and Amortization	32.6	21.5	52.0%	122.8	80.5	52.6%

EBITDA	170.6	80.7	111.4%	425.4	222.1	91.6%
EBITDA Margin	20.0%	11.4%	8.6pp	14.0%	8.9%	5.1pp

Aircraft Rentals	39.1	37.9	3.0%	157.7	148.2	6.4%

EBITDAR	209.7	118.7	76.8%	583.1	370.3	57.5%
EBITDAR Margin	24.6%	16.8%	7.8pp	19.2%	14.8%	4.4pp

(1) EBITDA and EBITDAR are non-GAAP measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with generally accepted accounting principles in Chile as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

New Business Model for Domestic/Regional Operations
The Company has recently embarked on an important project to redesign its domestic and regional business model. This project seeks to increase efficiency and improve the margins of LAN’s short haul operations, including domestic operations in Chile and its affiliate operations in Argentina and Peru, as well as regional narrow-body aircraft operations. During the 4Q06 LAN carried out pilot programs to test this new business model in three domestic destinations in Chile: Puerto Montt,

Punta Arenas and La Serena. The Company saw very positive results in all of these markets in terms of demand stimulation as well as significant increases in first-time passengers.

LAN plans to implement the new model nationwide throughout Chile in April 2007. LAN Peru has implemented the new business model on most of its domestic routes, and plans to complete its implementation during the first quarter of 2007. In Argentina, implementation by LAN Argentina of the new model will be gradual, and will focus mainly on certain operational changes. Both Lan Peru and Lan Argentina are currently operating all Airbus 320 family fleets.

Capital Increase
On January 26, 2007, LAN’s Extraordinary Shareholders Meeting approved a share issuance of 7,500,000 common shares, amounting to 2.4% of the Company’s current capital on a fully diluted basis. A portion of this issuance will be designated to the implementation of a stock option plan for Company employees, under conditions to be defined by the Company’s Board of Directors.

Financing to VRG Linhas Aereas S.A.
On January 31, 2007, LAN announced that it has provided a total of approximately US$ 17.1 million in financing to Brazilian company VRG LINHAS AEREAS S.A. (“New Varig”). These loans may be converted into shares of New Varig and if LAN were to exercise its option to convert the loans into stock, the Company would then have a minority stake in New Varig. LAN in currently involved in ongoing negotiations with New Varig’s shareholders in order to potentially exercise its option to participate in such company through the capitalization of its loans.

Outlook

The actions mentioned above are part of a broad set of initiatives aimed at reinforcing LAN’s future performance. The Company’s strong fourth quarter operating performance provides a solid base for long-term growth and profitability. As a consequence, LAN is in a position to plan for capacity expansion in response to growth opportunities, while leveraging opportunities to improve its cost performance. Combined, LAN believes that these elements will enable LAN to consolidate its position as Latin America’s leading international carrier.

LAN is embarked on a very significant fleet expansion program, which included the delivery of a total of 13 passenger and cargo aircraft in 2006. In addition to additional aircraft, ASK growth will be enhanced as a result of increased aircraft utilization and, to a lesser extent, the densification of its current fleet. Overall, LAN expects passenger ASK growth to be between 19-21% in 2007 and between 18-20% in 2008. LAN expects growth in the cargo business over the next two years will largely be driven by capacity in the belly space of passenger aircraft, as well as from the delivery of one new freighter in 4Q06 and a possible additional freighter in 2008. As a result, we estimate cargo ATK growth of 4-6% in 2007 and 4-6% in 2008.

Consolidated Fourth Quarter Results

Net income for the fourth quarter of 2006 amounted to US$93.6 million compared to US$49.9 million for the same period of 2005, increasing 87.7% . Net margin for the quarter increased 3.9 points from 7.1% in 2005 to 11.0% in 2006.

Operating income amounted to US$138.0 million in 4Q06 as compared to US$59.2 million in 4Q05. Operating margin for the quarter increased 7.8 points to 16.2% .

Total operating revenues grew 20.8% compared to the fourth quarter of 2005, reaching US$853.5 million. This reflected a:

  26.1% increase in passenger revenues to US$514.2 million,

  16.5% increase in cargo revenues to US$302.6 million, and a
  5.5% decrease in other revenues to US$36.7 million.

Passenger and cargo revenues accounted for 60% and 35% of total revenues for the quarter, respectively.

Passenger revenues grew driven by a 24.4% increase in traffic and an 1.4% increase in yields. Load factor increased 2.9 points to 76.2% as traffic outgrew a 19.8% increase in capacity. Overall, revenues per ASK increased 5.3% . Traffic grew as a result of an 11.7% increase in Chilean domestic and a 26.7% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 86% of total passenger traffic during the quarter. Yields increased 1.4% as nominal fare increases and better revenue management were offset by lower fuel surcharges resulting from lower WTI prices as compared to 4Q05.

Cargo revenues grew due to a 7.0% increase in traffic and a 8.9% improvement in yield. Yields increased primarily due to higher fares, especially on southbound routes. Traffic growth was slightly exceeded by a 7.4% capacity increase. As a consequence, load factors decreased 0.3 points to 69.0% . Nevertheless, revenues per ATK increased 8.5% as compared to 4Q05.

Other revenues decreased 5.5% as increased on-board sales, handling and courier revenues were offset by lower revenues from logistics and aircraft rental activities.

Total operating expenses increased 10.6% during the quarter as capacity, measured in system ATKs, increased 14.9% . As a consequence, unit (ATK) costs decreased 2.0% . Lower jet fuel prices during the quarter led to approximately US$26.8 million in lower fuel costs. Ex-fuel, unit costs increased 3.7% . Changes in operating expenses were driven by:

  Wages and benefits increased 19.5% due to higher provisions for employee incentive programs as compared to 4Q05, in line with the Company’s improved results.
  Fuel costs decreased 1.8% as a 12.0% increase in consumption was offset by a 12.3%decrease in prices as well as by fuel efficiencies resulting from a newer fleet.
  Commissions to agents rose 14.8% as a 22.4% increase in traffic (passenger and cargo)revenues was offset by a 0.8 point reduction in average commissions. This reduction was mainly related to lower passenger commissions.
  Depreciation and amortization increased 52.0%, mainly due to the incorporation during2006 of four new Boeing 767-300ER passenger aircraft, one new Boeing 767-300F freighter aircraft and eight new Airbus A319 aircraft, as well as to the reclassification of certain expenses due to the change in maintenance accounting policies in January 2006.
  Other rental and landing fees increased 22.5%, mainly as a result of the impact of increased operations on landing and ground-handling fees.
  Passenger service expenses increased 18.2%, in line with the 22.3% increase in the number of passenger transported during the quarter.
  Aircraft rentals increased 3.0% mainly due to an increase in the average number of leased aircraft as a result of certain leases that were incorporated to the fleet during 4Q05.
  Maintenance expenses decreased 15.7% as increased costs due to capacity growth were compensated by efficiency gains related to fleet renewal programs, the renegotiation of maintenance contracts with third parties and the reclassification of certain expenses due to the change in maintenance accounting policies in January 2006.
  Other operating expenses increased 14.8% due to increased operations, which resulted in increased sales costs and costs related to the Company’s frequent flyer program LanPass,.

Non-operating results for the fourth quarter of 2006 amounted to a US$24.3 million loss compared to a US$1.0 million loss in the fourth quarter of 2005. Interest income increased 22.1% due to higher average cash balances. Interest expenses increased 67.8% due to increased average long-term debt related with fleet financing. In the miscellaneous-net item, the Company recorded a US$8.2 million loss compared to a US$7.9 million gain in 2005. In 4Q06, this included a US$1.0 million fuel hedging loss (compared to a US$4.3 million gain in 4Q05) as well as a US$6.1 million foreign-exchange gain (compared to a US$3.3 million gain in 2005). This item also included in 4Q06 an US$8.1 million provision related with the phase-out of the Boeing 737-200 fleet planned for 2007.

Consolidated Full Year 2006 Results

Net income for the full-year 2006 amounted to US$241.3 million compared to US$146.6 million for 2005. Net margin increased 2.1 points from 5.8% in 2005 to 8.0% in 2006. Excluding extraordinary items, net income for 2006 reached US$213.0 million.
Operating income for 2006 was US$302.6 million compared to US$141.6 million in 2005.
Operating margin for 2006 increased 4.3 points to 10.0% .

Total operating revenues amounted to US$3.0 billion in 2006, a 21.1% increase compared with 2005. This reflected a:

  24.2% increase in passenger revenues to US$1.8 billion,
  17.8% increase in cargo revenues to US$1.1 billion, and a
  9.3% increase in other revenues to US$147.6 million.

Passenger and cargo revenues accounted for 60% and 35% of total revenues for 2006, respectively.

Passenger revenues grew driven by an 11.5% increase in traffic and an 11.4% increase in yields. Load factors remained flat at 73.8% as traffic growth equaled a 11.5% capacity increase. Overall, revenues per ASK rose 11.4% . Traffic grew by 3.1% in the Chilean domestic market and by 12.8% on international routes (including domestic operations in Peru and Argentina). International traffic accounted for 87% of total passenger traffic during 2006. Yields grew mainly due to the implementation of fuel cost pass-through initiatives as well as nominal fare increases and improved segmentation.

Cargo revenues grew due to a 7.8% increase in traffic and a 9.3% improvement in yield, measured in RTKs. Yields rose primarily due to increases in southbound rates and cost driven rate increases. Growth in cargo traffic outpaced a 7.0% increase in capacity, resulting in a 0.5 -point increase in cargo load factors to 66.8% . As a consequence, revenues per ATK rose 10.1% .

Other revenues grew 9.3%, mainly driven by higher revenues from on-board sales and courier operations, as well as higher revenues from aircraft leasing and handling activities to third parties, partially offset by lower maintenance to third parties.

Total operating expenses increased 15.5% in 2006 compared to 2005, as capacity, measured in system ATKs, increased 9.3% . As a consequence, unit (ATK) costs increased 6.9% . Excluding the impact of higher fuel prices, which led to US$70.9 million in additional expenses, unit costs increased 6.2% . Changes in operating expenses were driven by:

  Wages and benefits increased 19.2% mainly due to the appreciation of the Chilean peso in relation to the US dollar and increased headcount (mainly related to the start up of operations in Lan Argentina in mid-2005), as well as higher provisions for employee incentive programs during 2006. .
  Fuel costs increased 18.9% due to a 10.2% increase in prices and a 7.8% increase in consumption, offset by a more fuel efficient fleet.
  Commissions to agents rose 16.9% driven primarily from a 21.7% increase in traffic(passenger and cargo) revenues. As a percentage of traffic revenues, commissions fell 0.6points to 14.0% This reduction was mainly related to lower passenger commissions.
  Depreciation and amortization increased 52.6%, mainly due to the incorporation of four new Boeing 767-300 passenger aircraft, one new Boeing 767 freighter aircraft, and eight new Airbus A319 aircraft, and to the reclassification of certain expenses due to the change in maintenance accounting policies in January 2006.

  Other rental and landing fees increased 11.7% mainly due the impact of increased operations on both landing fees and ground-handling expenses.
  Passenger service expenses increased 5.5%, as an 11.5% increase in the number of passengers transported was offset by changes in the on-board service process on certain domestic operations.
  Aircraft rentals increased 6.4% mainly due to an increase in the average number of leased aircraft as compared to 2005.
  Maintenance expenses decreased 11.3% as increased costs due to capacity growth were compensated by efficiency gains related to fleet renewal programs, the renegotiation of maintenance contracts with third parties, and the reclassification of certain expenses due to the change in maintenance accounting policies in January 2006.
  Other operating expenses grew 14.0% due to increased operations, which resulted in increased sales costs and costs related to the Company’s frequent flyer program LanPass

Non-operating results for 2006 amounted to a US$15.7 million loss compared to a US$31.5 million gain in 2005. Interest income decreased 36.4% due to lower average cash balances and lower interest rates. Interest expenses increased 55.0% due to an increase in average debt, mainly related to fleet financing. In the miscellaneous-net item, the Company recorded a US$37.1 million gain compared to a US$58.2 million gain in 2005. In 2006, this included (i) a US$40.3 million onetime gain due to a change in the Company’s maintenance accounting policy recorded in 1Q06 (ii) a US$6.4 million pre-tax one-time charge due to severance payments recorded in 2Q06 and (iii) an US$8.1 million provision related to the phase-out of the Boeing 737-200 fleet planned for 2007 recorded in 4Q06. In addition, this item included a US$12.9 million fuel hedging gain (compared to a US$51.5 million gain in 2005) as well as a US$5.5 million foreign-exchange gain (compared to a US$6.0 million gain in 2005).

******

About LAN
LAN Airlines (“LAN”) is one of the leading airlines in Latin America. The LAN Alliance includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina. Through its own operations and code-share arrangements, the LAN Alliance serves 15 destinations in Chile, eleven destinations in Peru, nine destinations in Argentina, two in Ecuador, 30 destinations in other Latin American countries, 25 in North America, 13 destinations in Europe, four in the South Pacific and one in Asia. Currently, the LAN Alliance operates 70 passenger aircraft and ten dedicated freighters.

LAN is a member of oneworld (TM), the most international of the global airline alliances. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas and also with Alaska Airlines, AeroMexico, Mexicana, TAM and Lufthansa Cargo. For more information visit www.lan.com or www.oneworldalliance.com.

******

Note on Forward-Looking Statements
This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LAN Airlines S.A.
Consolidated Income Statement (in thousands of U.S. Dollars)

	For the Three-Month Period ended			For the Full Year Ended
	December 31			December 31
	2006	2005	% Change	2006	2005	% Change

REVENUES
Passenger	514,224	407,650	26.1%	1,813,373	1,460,584	24.2%
Cargo	302,571	259,802	16.5%	1,072,730	910,453	17.8%
Other	36,711	38,866	-5.5%	147,857	135,316	9.3%

TOTAL OPERATING REVENUES	853,506	706,318	20.8%	3,033,960	2,506,353	21.1%

EXPENSES
Wages and Benefits	(122,880)	(102,803)	19.5%	(442,967)	(371,596)	19.2%
Aircraft Fuel	(191,222)	(194,635)	-1.8%	(763,951)	(642,696)	18.9%
Commissions to Agents	(103,501)	(90,168)	14.8%	(403,899)	(345,387)	16.9%
Depreciation and Amortization	(32,639)	(21,480)	52.0%	(122,802)	(80,456)	52.6%
Other Rental and Landing Fees	(93,363)	(76,232)	22.5%	(336,821)	(301,544)	11.7%
Passenger Services	(15,062)	(12,748)	18.2%	(56,077)	(53,176)	5.5%
Aircraft Rentals	(39,091)	(37,935)	3.0%	(157,681)	(148,202)	6.4%
Aircraft Maintenance	(26,940)	(31,957)	-15.7%	(117,206)	(132,198)	-11.3%
Other Operating Expenses	(90,825)	(79,124)	14.8%	(329,934)	(289,462)	14.0%

TOTAL OPERATING EXPENSES	(715,523)	(647,082)	10.6%	(2,731,338)	(2,364,717)	15.5%

OPERATING INCOME (LOSS)	137,983	59,236	132.9%	302,622	141,636	113.7%

OPERATING MARGIN	16.2%	8.4%	7.8 pp.	10.0%	5.7%	4.3 pp.

OTHER INCOME ( EXPENSE )
Interest Income	2,606	2,134	22.1%	7,897	12,426	-36.4%
Interest Expenses	(18,647)	(11,114)	67.8%	(60,739)	(39,191)	55.0%
Miscellaneous-Net	(8,237)	7,938	-203.8%	37,113	58,234	-36.3%

TOTAL	(24,278)	(1,042)	2229.9%	(15,729)	31,469	-150.0%

INCOME BEFORE MINORITY INTEREST	113,705	58,194	95.4%	286,893	173,105	65.7%
Minority Interest	(1,669)	521	-420.3%	1,244	1,754	-29.1%

INCOME (LOSS) BEFORE INCOME TAXES	112,036	58,715	90.8%	288,137	174,859	64.8%
Income Taxes	(18,391)	(8,833)	108.2%	(46,837)	(28,258)	65.7%

NET INCOME (LOSS)	93,645	49,882	87.7%	241,300	146,601	64.6%

NET MARGIN	11.0%	7.1%	3.9 pp.	8.0%	5.8%	2.1 pp.

NET INCOME (LOSS) EXCLUDING EXTRAORDINARY ITEMS	93,645	49,882	87.7%	212,956	146,601	45.3%

NET MARGIN	11.0%	7.1%	3.9 pp.	7.0%	5.8%	1.2 pp.

Shares Outstanding	318,909,090	318,909,090		318,909,090	318,909,090
Earnings per share	0.29	0.16	87.7%	0.76	0.46	64.6%
Earnings per ADR	1.47	0.78	87.7%	3.78	2.30	64.6%

LAN Airlines S.A.
Consolidated Income Statistics

	For the Three-Month Period ended			For the Full Year ended
	December 31			December 31
	2006	2005	% Change	2006	2005	% Change

Operating Statistics

System

ATKs (millions)	1,738.9	1,513.3	14.9%	6,349.8	5,810.8	9.3%
ASKs (millions)	7,273.6	6,072.3	19.8%	26,400.0	23,687.3	11.5%
RTKs (millions)	1,212.3	1,067.9	13.5%	4,333.8	3,967.9	9.2%
RPKs (millions)	5,543.1	4,454.1	24.4%	19,495.5	17,490.8	11.5%
Overall Load Factor (based on ATKs)%	69.7%	70.6%	-0.9 pp.	68.3%	68.3%	0.0 pp.
Break-Even Load Factor (based on ATK)%	59.3%	65.3%	-5.9 pp.	62.3%	65.0%	-2.6 pp.
Yield based on RTKs (US Cents)	67.4	62.5	7.8%	66.6	59.8	11.4%
Operating Revenues per ATK (US Cents)	47.0	44.1	6.5%	45.5	40.8	11.4%
Operating Costs per ATK (US Cents)	40.0	40.8	-2.0%	41.5	38.8	6.9%
Fuel Gallons Consumed (millions)	98.3	87.7	12.0%	364.8	338.3	7.8%
Average Trip Length (thousands km)	2.173	2.136	1.7%	2.195	2.195	0.0%

Passenger

ASKs (millions)	7,273.6	6,072.3	19.8%	26,400.0	23,687.3	11.5%
RPKs (millions)	5,543.1	4,454.1	24.4%	19,495.5	17,490.8	11.5%
RTKs (millions)	498.9	400.9	24.4%	1,754.6	1,574.2	11.5%
Passengers Transported (thousands)	2550.8	2085.1	22.3%	8,881.3	7,966.9	11.5%
Load Factor (based on ASKs) %	76.2%	73.4%	2.9 pp.	73.8%	73.8%	0.0 pp.
Yield (based on RPKs, US Cents)	9.3	9.2	1.4%	9.3	8.4	11.4%
Yield (based on RTKs, US Cents)	103.1	101.7	1.4%	103.3	92.8	11.4%
Revenue/ASK (US cents)	7.1	6.7	5.3%	6.9	6.2	11.4%

Cargo

ATKs (thousands)	1,033.6	962.7	7.4%	3,861.3	3,607.0	7.0%
RTKs (thousands)	713.4	667.0	7.0%	2,579.2	2,392.3	7.8%
Tons Transported (thousands)	157.7	143.5	9.9%	564.1	529.0	6.6%
Load Factor (based on ATKs) %	69.0%	69.3%	-0.3 pp.	66.8%	66.3%	0.5 pp.
Yield based on RTKs (US Cents)	42.4	38.9	8.9%	41.6	38.1	9.3%
Revenue/ATK (US Cents)	29.3	27.0	8.5%	27.8	25.2	10.1%

LAN Airlines S.A.
Fleet Data

Consolidated Fleet
	As of December 31, 2006

	Leased	Owned	Total
Passenger Aircraft
Boeing 737-200	10	6	16
Airbus A319-100	5	10	15
Airbus A320-200	11	4	15
Boeing 767-300	13	7	20
Airbus A340-300	4	0	4

TOTAL	43	27	70

Cargo Aircraft*
Boeing 737-200C	0	1	1
Boeing 767-300F	1	8	9

TOTAL	1	9	10
Total Fleet	44	36	80

*During the third quarter LAN also operated between one and two Boeing 747, one DC-10, one DC-8 and one Airbus 300 cargo aircraft under ACMI lease contracts.

Note: table does not include one Boeing 767-200 leased to AeroMexico.

Future Deliveries*
	2007	2008

Aircraft
Boeing 737-200	-	-
Airbus A318-100	5	15
Airbus A319-100	-	-
Airbus A320-200	2	2
Boeing 767-300ER	3	5**
Airbus A340-300	1	2

TOTAL	11	24

*	Refers only to firm lease or purchase commitments
**	One of these include option to be converted to Boeing 767-300F freighter

LAN Airlines S.A.
Consolidated Statements of Cash Flows

	For the Three-Month Period ended		For the full year ended
	December 31,		December 31,
	2006	2005	2006	2005

Cash Flows From Operating Activities
Collection of trade accounts receivable	836,079	597,920	2,951,595	2,213,947
Interest income	1,674	1,783	6,358	11,679
Income and other interest received	2,905	18,144	24,936	65,139
Payments to suppliers and personnel	(603,208)	(493,894)	(2,371,090)	(1,938,117)
Interest paid	(19,151)	(10,213)	(60,107)	(36,630)
Income tax paid	(4,440)	(941)	(14,581)	(1,782)
Other expenses paid	(4,102)	(459)	(11,592)	(1,724)
Value-added tax and similar payments	(6,387)	(8,873)	(35,265)	(35,575)

NET CASH PROVIDED BY OPERATING ACTIVITIES	203,370	103,467	490,254	276,937

Cash Flows From Financing Activities
Proceds from share issuance	645	292	2,541	3,213
Loans obtained	231,091	172,877	821,324	268,501
Securitization proceeds	(2,866)	(3,309)	(11,817)	(12,908)
Other loans from related companies	-	-	-	-
Dividend payments	(4)	(16)	(84,910)	(43,536)
Loans repaid	(55,396)	(18,737)	(223,415)	(35,481)
Other	-	-	(6)	(1,901)

NET CASH PROVIDED BY FINANCING ACTIVITIES	173,470	151,107	503,717	177,888

Cash Flows From Investing Activities
Acquisitions of property, plant and equipment	(263,588)	(242,157)	(920,429)	(592,410)
Proceeds from sales of property and equipment	33	954	7,620	1,694
Sale of financial instruments and other investments	2,684	35,664	28,057	77,981
Other investments	(296)	(4,895)	(2,238)	(5,624)
Investments in financial instruments	-	-	-	(38,978)
Other	(18,659)	(99)	(18,659)	(3,109)

NET CASH PROVIDED BY INVESTING ACTIVITIES	(279,826)	(210,533)	(905,649)	(560,446)

Net Increase (Decrease) in Cash and Cash Equivalents	97,014	44,041	88,322	(105,621)

Inflation Efect in Cash and Cash Equivalents	128	(185)	(97)	24

Net Variation in Cash and Cash Equivalents	97,142	43,856	88,225	(105,597)

Cash and Cash Equivalents at Beginning of the Period	102,354	67,415	111,271	216,868

Cash and Cash Equivalents at End of the Period	199,496	111,271	199,496	111,271

Note: The Company considers all short-term, highly-liquid investment securities with original maturities of three months or less to be cash equivalents for porpuses of the Consolidated Statement of Cash Flows. Securities with original maturities of more than three months are not considerated as cash equivalents, and amounted to US$87.8 million as of December 31, 2004, US$48.0 million as of December 31, 2005, US$91.4 million as of March 31, 2005, US$30.7 million as of March 31, 2006, US$87.9 million as of June 30, 2005, US$26.0 million as of June 30, 2006, US$83.7 million as of September 30, 2005, and US$22.8 million as of September 30, 2006, to US$48.0 million as of December 31, 2005, and to US$20.4 million as of December 31, 2006,.

FOR IMMEDIATE RELEASE

LAN Airlines S.A.
Consolidated Balance Sheet (in thousands of US$)
	As of December 31,

	2006	2005

ASSETS

CURRENT ASSETS
Cash	9,565	11,733
Time deposits	148,977	34,519
Marketable securities	60,069	112,983
Accounts and notes receivable -trade and other	356,512	310,068
Accounts and notes receivable from related companies	4,765	899
Inventories	46,827	37,283
Prepaid and recoverable taxes	34,048	24,307
Prepaid expenses	26,786	24,278
Deferred income tax assets	6,435	7,670
Other current assets	12,324	13,321

Total current assets	706,308	577,061
PROPERTY AND EQUIPMENT (net)
Aircraft	1,619,847	1,013,231
Other	256,180	239,039

Total property and equipment	1,876,027	1,252,270
OTHER ASSETS
Investments	3,482	2,839
Goodwill	43,469	44,751
Notes and accounts receivable from related companies	51	10,252
Long-term accounts receivable	28,915	9,756
Long-term deferred taxes	0	0
Deposits and others	270,537	246,690

Total other assets	346,454	314,288

Total assets	2,928,789	2,143,619

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bank loans	8,996	11,666
Current portion of long-term loans from financial institutions	89,883	53,104
Current portion of long term leasing obligations	55,040	45,687
Dividends Payable	67,789	35,000
Accounts payable	260,947	235,988
Notes and accounts payable to related companies	301	327
Other creditors	0	532
Air traffic liability and others	265,307	175,580
Other current liabilities	128,020	124,367

Total current liabilities	876,283	682,251
LONG-TERM LIABILITIES
Loans from financial institutions	1,031,082	521,974
Other creditors	523	17,039
Provisions	45,892	117,277
Notes and accounts payable to related companies	0	0
Air traffic liability	19,578	31,549
Deferred taxes	126,886	95,576
Obligations under capital leases	176,433	161,151
Other long-term liabilities	21,481	10,716

Total long-term liabilities	1,421,875	955,282
MINORITY INTEREST	4,311	3,373

SHAREHOLDERS' EQUITY
Common stock	134,303	134,303
Reserves	2,620	2,620
Interim dividends	-115,850	-71,451
Retained earmings	605,247	437,241

Total shareholders equity	626,320	502,713

Total liabilities and shareholders equity	2,928,789	2,143,619

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente By: Alejandro de la Fuente Chief Financial Officer